Exhibit 99.1

Dangdang Announces First Quarter 2013 Results

Gross Margin in Q1 2013 Strengthened to 17.2%

Net Loss in Q1 2013 Narrowed by RMB 26.8 Million Year-Over-Year

GMV of Marketplace in Q1 2013 Increased by 193% Year-Over-Year

Beijing, China, May 16, 2013 — E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•	Gross Margin in the first quarter of 2013 was 17.2%, the highest level since the second quarter of 2011, compared to 14.2% in the first quarter of 2012 and 13.4% in the fourth quarter of 2012.

•

Net Loss for the first quarter of 2013 was RMB72.7 million ($11.7 million), representing 5.5% of total revenues, as compared with a net loss of RMB99.5 million in the first quarter of 2012 representing 9.2% of total revenues and a net loss of RMB122.1 million representing 7.6% of revenues in the fourth quarter of 2012.

•	Gross Merchants Value (“GMV”) of the marketplace in the first quarter of 2013 were RMB584.1 million ($94.0 million), a 193% increase from the corresponding period in 2012.

“We are pleased to report another quarter of solid financial and operational results with better than expected sales, highest gross margin since the second quarter of 2011, and better operating efficiency,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman. “Books and media sales grew by 24% in this quarter, which allows us to maintain dominant market share in online media sector. Dangdang’s marketplace program once again demonstrated outstanding growth momentum, as marketplace GMV grew at 193% year-over-year in the first quarter. Sales from general merchandise, which include both self-procurement and marketplace, exceeded sales from books and media for the second consecutive quarter.”

“We are confident that Dangdang’s transition from online bookstore to an integrated online shopping mall is well under way. Our strategy of placing more emphasis on third party marketplace continues in 2013. Going forward, we will undertake more business initiatives to drive marketplace growth, bringing in more merchants and providing more fulfilment support to them, and to ensure that Dangdang customers enjoy rich selections, competitive pricing and seamless shopping experience,” Ms. Yu continued.

“We are pleased with the strengthening financial results in the first quarter, making it a robust start of the fiscal year. As we continued to grow sales and drive operational efficiencies, our gross margin increased to 17.2%, an improvement of 300 basispoints over the same period last year. Our net loss narrowed to RMB72.7 million, or negative 5.5% of total net revenues, representing improving margin for the third quarter in row,” said Mr. Jun Zou, Dangdang’s Chief Financial Officer. “Likewise, cash flow from operations increased by 51% year-over-year, mainly due to better working capital management.”

First Quarter 2013 Results

Dangdang’s total net revenues in the first quarter of 2013 were RMB1,333.8 million ($214.7 million), a 23% increase from the corresponding period in 2012.

Media product revenue for the first quarter of 2013 was RMB863.9 million ($139.1 million), representing a 24% increase from the corresponding period in 2012. General merchandise revenue for the first quarter of 2013 was RMB411.7 million ($66.3 million), a 12% increase from the corresponding period in 2012, representing 31% of total net revenues, as compared to 34% in the corresponding period in 2012. Other revenue including revenue from third-party merchants for the first quarter of 2013 was RMB58.1 million ($9.4 million), representing a 194% increase from the corresponding period in 2012.

Dangdang had approximately 7.4 million active customers including approximately 2.4 million new customers in the first quarter of 2013, representing a 21% and 24% increase from the corresponding period in 2012. Total orders for the first quarter 2013 were approximately 14.8 million, a 21% increase from the corresponding period in 2012.

Cost of revenues was RMB1,104.9 million ($177.9 million), representing 82.8% of total revenues, as compared to 85.8% in the corresponding period in 2012. The decreased cost of revenues as a percentage of total revenues was primarily due to the execution on the strategic category mapping to move certain categories to the marketplace and economies-of-scale in some of Dangdang’s self-procurement categories. Gross margin in the first quarter of 2013 was 17.2%, as compared to 14.2% in the corresponding period in 2012 and 13.4% in the fourth quarter of 2012. The year-over-year increase was primarily due to the increase of other revenue, representing the sustained scaling of the marketplace, as well as improved self-procurement margin due to economies of scale. The quarter-over-quarter margin improvement was primarily due to increased margin of self-procurement business as a result of better category selection and commercial terms with suppliers.

Fulfillment expenses which include warehousing and shipping expenses, were RMB184.6 million ($29.7 million), representing 13.8% of total revenues, compared to 16.2% in the corresponding period in 2012 and 12.0% in the fourth quarter of 2012. The year-over-year decrease was primarily due to consistent operating leverage and improved warehousing management systems.

Marketing expenses were RMB43.2 million ($7.0 million), representing 3.2% of total revenues, compared to 2.7% in the corresponding period in 2012. The increase was primarily due to increased spending in navigation website and other targeted marketing campaigns related to our membership program.

Technology and content expenses were RMB49.3 million ($7.9 million), representing 3.7% of total revenues, compared to 3.0% in the corresponding period in 2012. The increase was primarily due to increased engineering headcount and investment in IT facilities.

General and administrative expenses were RMB32.4 million ($5.2 million), representing 2.4% of total revenues, compared to 2.5% in the corresponding period in 2012. General and administrative expenses remained in line with the expansion of the business year-over-year.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.6 million ($0.4 million) in the first quarter of 2013, compared to RMB2.8 million in the corresponding period in 2012, representing a 7% decrease.

Dangdang recorded an operating loss of RMB80.4 million ($12.9 million) in the first quarter of 2013, as compared with an operating loss of RMB107.2 million in the corresponding period in 2012, primarily due to increase of gross margin and consistent operating leverage.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB77.8 million ($12.5 million), as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB104.4 million in the corresponding period in 2012.

Net loss was RMB72.7 million ($11.7 million), as compared with a loss of RMB99.5 million and RMB 122.1 million in the first and fourth quarters of 2012 respectively, primarily due to our efforts to increase gross profit and operating leverage.

Net margin was negative 5.5%, as compared with a negative net margin of 9.2% in the corresponding period in 2012.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB70.1 million ($11.3 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB96.7 million in the corresponding period in 2012.

As of March 31, 2013, Dangdang had cash and cash equivalents, restricted cash, and short-term time deposits of RMB1,584.7 million ($255.1 million), as compared to RMB1,634.6 million as of December 31, 2012.

Capital expenditures for the first quarter of 2013 were RMB24.3 million ($3.9 million), including RMB11.8 million spending on the construction of Tianjin warehouse.

Adjusted EBITDA loss (non-GAAP) in the first quarter of 2013 was RMB65.1 million ($10.5 million), as compared with an adjusted EBITDA loss of RMB94.8 million in the corresponding period in 2012.

Outlook for Second Quarter 2013

Dangdang expects total net revenue in the second quarter of 2013 to be around RMB1,486 million representing year-over-year growth of around 23%. We also expect GMV from our marketplace to grow at a rate of 175% year-over-year in the second quarter of 2013. This forecast reflects Dangdang’s current and preliminary view, which is subject to change.

Filing of Annual Report on Form 20-F

On April 10, 2013, the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2012 that includes its audited financial statements with the Securities and Exchange Commission. The annual report is available on the Company’s investor relations website at http://ir.dangdang.com. Holders of the Company’s securities may request a hard copy of the Company’s annual report free of charge.

Conference Call Information

Dangdang’s management will host an earnings conference call at 8:00 AM on May 16, 2013 U.S. Eastern Time (or 8:00 PM on May 16, 2013 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231
Hong Kong:	+852-2475-0994
International:	+65-6723-9381

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Dangdang earnings call.”

A replay of the conference call may be accessed by phone at the following number until May 23, 2013:

International:	+61 2 8199 0299
Passcode:	70532296

Additionally, a live and archived webcast of this conference call will be available at http://ir.dangdang.com/ until November 30, 2013.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 900,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter 2013 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating loss, non-GAAP operating margin, non-GAAP net loss and adjusted EBITDA loss (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating loss, non-GAAP operating margin and non-GAAP net loss as operating loss, operating margin and net loss excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA loss as loss before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net loss or income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net loss for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income/loss prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For investor and media inquiries, please contact:

Allie Du

Investor Relations Department

E-commerce China Dangdang Inc.

+86-10-5799-2257

duwenwen@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share related data)

	Three Months Ended
	March 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,063,855	1,275,610	205,386
Media	695,976	863,898	139,096
General merchandise	367,879	411,712	66,290
Other revenue	19,769	58,144	9,362

Total net revenues	1,083,624	1,333,754	214,748
Cost of revenues	(929,287)	(1,104,891)	(177,898)

Gross profit	154,337	228,863	36,850

Operating expenses:
Fulfillment	(175,530)	(184,590)	(29,721)
Marketing	(29,589)	(43,232)	(6,961)
Technology and content	(32,071)	(49,320)	(7,941)
General and administrative	(26,831)	(32,414)	(5,219)
Government grants	2,445	329	53

Total operating expenses	(261,576)	(309,227)	(49,789)

Loss from operations	(107,239)	(80,364)	(12,939)
Interest income	6,437	8,859	1,426
Interest expense	(366)	(4,480)	(721)
Other income, net	1,645	3,275	527

Loss before income taxes	(99,523)	(72,710)	(11,707)
Income tax expenses	—	—	—

Net loss	(99,523)	(72,710)	(11,707)

Net loss attributable to common shareholders	(99,523)	(72,710)	(11,707)

Net loss per common share
- Basic	(0.25)	(0.18)	(0.03)
- Diluted	(0.25)	(0.18)	(0.03)
Net loss per ADS
- Basic	(1.25)	(0.91)	(0.15)
- Diluted	(1.25)	(0.91)	(0.15)
Net loss allocated to common shareholders used in net loss per share/ADS calculation
- Basic	(99,523)	(72,710)	(11,707)
- Diluted	(99,523)	(72,710)	(11,707)
Shares used in net loss per common share computation:
Class A common shares:
- Basic	265,306,426	268,924,378	268,924,378
- Diluted	397,223,086	400,841,038	400,841,038
Class B common shares:
- Basic	131,916,660	131,916,660	131,916,660
- Diluted	131,916,660	131,916,660	131,916,660
ADSs used in net loss per ADS calculation
- Basic	79,444,617	80,168,208	80,168,208
- Diluted	79,444,617	80,168,208	80,168,208
Other comprehensive loss
Foreign currency translation adjustment, net of taxes	(1,416)	(3,697)	(595)

Comprehensive loss attributable to common shareholders	(100,939)	(76,407)	(12,302)

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2012	As of March 31, 2013
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	432,703	383,722	61,783
Restricted cash	709,417	708,521	114,079
Time deposits with original maturities exceeding three months	492,445	492,412	79,283
Inventories	1,485,579	1,449,911	233,450
Accounts receivable, net	56,610	70,720	11,387
Prepaid expenses and other current assets	203,294	189,266	30,474
Amounts due from related parties	320	320	51

Total current assets	3,380,368	3,294,872	530,507

Fixed assets, net	116,391	110,065	17,722
Construction in progress	4,883	55,613	8,954
Prepaid land lease payments	44,209	43,986	7,082
Prepaid expenses and deposits	37,275	9,633	1,551

Total assets	3,583,126	3,514,169	565,816

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	600,000	300,000	48,303
Accounts payable	1,563,787	1,858,914	299,303
Deferred revenue	228,765	183,293	29,512

Accrued expenses and other current liabilities	414,776	471,780	75,961

Amounts due to related parties	2,333	2,333	376

Total current liabilities	2,809,661	2,816,320	453,455

Non-current liabilities	33,966	32,155	5,178

Total liabilities	2,843,627	2,848,475	458,633

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share, 686,505,790 shares authorized, 268,919,350 and 268,931,850 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	200	200	32
Class B common shares (par value of US$0.0001 per share, 313,494,210 shares authorized, 131,916,660 shares issued and outstanding as of December 31, 2012 and March 31, 2013)	103	103	16
Additional paid-in capital	1,855,164	1,857,766	299,119
Accumulated other comprehensive loss	(92,066)	(95,763)	(15,419)
Accumulated deficit	(1,023,902)	(1,096,612)	(176,565)

Total shareholders’ equity	739,499	665,694	107,183

Total liabilities and shareholders’ equity	3,583,126	3,514,169	565,816

Share-based compensation

(In thousands, except share related data)

	Three Months Ended
	March 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included are as follows:
Operating expenses:
Fulfillment	480	424	68
Marketing	83	81	13
Technology and content	248	262	42
General and administrative	1,981	1,830	295

Total	2,792	2,597	418

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2108 to US$1.00, the noon buying rate on Mar 29, 2013 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Each ADS represents five common shares of the Company.

Non-GAAP operating loss, operating margin and net loss

(In thousands)

	Three Months Ended
	March 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(107,239)	(80,364)	(12,939)
Share-based compensation expenses	2,792	2,597	418

Non-GAAP operating loss	(104,447)	(77,767)	(12,521)

Operating margin	-9.9%	-6.0%	-6.0%
Impact due to share-based compensation expenses	0.3%	0.2%	0.2%

Non-GAAP operating margin	-9.6%	-5.8%	-5.8%

Net loss	(99,523)	(72,710)	(11,707)
Share-based compensation expenses	2,792	2,597	418

Non-GAAP net loss	(96,731)	(70,113)	(11,289)

Adjusted EBITDA

(In thousands)

	Three Months Ended
	March 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(107,239)	(80,364)	(12,939)
Add back:
Depreciation and amortization	9,626	12,626	2,033
Share-based compensation expenses	2,792	2,597	418

Adjusted EBITDA	(94,821)	(65,141)	(10,488)